EXHIBIT A

Certificate of Amendment (Pursuant to NRS 78.385 and 78.390)	Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number Filing Date and Time Entity Number C17574-2002

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Clean Enviro Tech Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Section 4.01, Article IV, of the Articles of Incorporation of the corporation is deleted in its entirety and the following is substituted therefor:

“Article IV

Section 4.01. The corporation shall have authority to issue a total of One Hundred Twenty Million (120,000,000) shares, of which One Hundred, Ten Million (110,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Ten Million (10,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: (optional)

4. Officer Signature: ________________________________________________________

Signature of Officer